UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, November 5, 2025 – CCU announced today its consolidated financial and operating results[1],[2] for the third quarter of 2025 (3Q25), which ended September 30, 2025.

•	Consolidated volumes increased 1.2% (0.2% growth when the volumes of AV in Paraguay are excluded[3]) Volume performance per Operating segment was as follows:

o   Chile (0.6)%

o   International Business 5.3% (2.0% growth when the volumes of AV in Paraguay are excluded)

o   Wine (3.0)%

•      Net sales were down 1.1%

•      Gross profit decreased 2.9%

•	EBITDA reached CLP 73,635 million a 4.6% increase versus 3Q24. The performance per Operating segment was as follows: [4],[5]

o   Chile 4.8%

o   International Business 73.1%

o   Wine (12.0)%

•	Net income reached CLP 15,496 million, a 47.6% contraction
•	Earnings per share reached CLP 41.9

Key figures	3Q25	3Q24	Δ % / bps	YTD25	YTD24	Δ % / bps	Organic[4] Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	8,086	7,991	1.2	25,365	22,953	10.5	0.6
Net sales	658,628	665,823	(1.1)	2,056,212	1,936,489	6.2	1.6
Gross profit	279,936	288,285	(2.9)	898,949	850,525	5.7	1.0
EBIT	36,392	33,629	8.2	110,936	124,987	(11.2)	-
EBITDA	73,635	70,431	4.6	225,007	233,316	(3.6)	-
EBITDA margin %	11.2	10.6	60 bps	10.9	12.0	(111) bps	-
Net income	15,496	29,548	(47.6)	62,056	86,791	(28.5)	-
Earnings per share (CLP)	41.9	80.0	(47.6)	167.9	234.9	(28.5)	-
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24[5]
EBIT	36,392	33,629	8.2	110,936	96,318	15.2	-
EBITDA	73,635	70,431	4.6	225,007	204,647	9.9	-
EBITDA margin %	11.2	10.6	60 bps	10.9	10.6	37 bps	-
Net income	15,496	29,548	(47.6)	62,056	65,863	(5.8)	-

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 3Q25 compared to 3Q24, unless otherwise stated.

[3] In 3Q24 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Thus, ADO operation is considered organic in 3Q25, by being fully added in last year’s comparison figures in 3Q24. Regarding AV, where necessary, volume figures are isolated in certain sections of this report to provide further clarity on volumes performance.

[4] Organic variations isolate ADO’s accumulated figures as of June 2025 and AV accumulated figures as of September 2025.

[5] Results of 2024 include a non-recurring gain from the sale of a portion of land in Chile, totalizing a gain before taxes of CLP 28,669 million, and a gain after taxes of CLP 20,928 million. At the Operating segments level, this non-recurring effect was accounted in Others/eliminations.

3Q25 PRESS RELEASE

COMMENTS FROM THE CEO

In 3Q25, CCU posted higher operating results and increased profitability versus last year, in a volatile and an uncertain business scenario. Consolidated EBITDA grew 4.6% versus last year, mainly driven by our main Operating segment, Chile, which in a context of soft industries expanded EBITDA and EBITDA margin through gross margin improvements and efficiencies, maintaining the positive trend in financial results throughout the year. The International Business Operating segment also expanded EBITDA versus last year. Within this segment, we are facing a challenging scenario in Argentina, where the beer industry contracted mid-single digit during the quarter. On the other hand, the Wine Operating segment posted a lower EBITDA driven by weaker domestic markets in Chile and Argentina together with a higher cost of wine. Our year-to-date results show that our path to recover profitability remains on track supported by our 2025-2027 Strategic Plan, which prioritizes profitability through revenue management efforts and efficiencies.

Regarding our main consolidated3 figures, in 3Q25 Net sales were down 1.1%, explained by 2.2% lower average prices in CLP partially compensated by a 1.2% volume growth (0.2% expansion when the volumes of AV in Paraguay are excluded). Gross profit decreased 2.9%, and Gross margin was down 79 bps. In addition, consolidated MSD&A expenses in CLP dropped 4.7%, due to efficiencies and a favorable translation effect in Argentina. In all, EBITDA reached CLP 73,635 million, expanding 4.6%, and EBITDA margin expanded 60 bps. For the first nine-months, and excluding the non-recurring gain from the sale of a portion of land in Chile in 2Q244, consolidated EBITDA expanded 9.9%.

In terms of our segments, in the Chile Operating segment top line expanded 1.8%, as a result of a 2.4% increase in average prices, partially offset by 0.6% lower volumes. Higher average prices were explained by revenue management efforts, in all categories, offset by mix effects between categories. Volumes were below last year due to soft industries, mainly in alcoholic categories. Gross profit and Gross margin expanded 3.6% and 75 bps, respectively, due to lower cost pressures related to favorable prices in some raw materials, which compensated higher costs from our PET recycling plant “CirCCUlar”. MSD&A expenses grew 3.2%, below inflation, in spite of higher marketing expenses, and as a percentage of Net sales, increased by 46 bps. Altogether, EBITDA reached CLP 62,756 million, a 4.8% increase, and EBITDA margin expanded 41 bps. Isolating costs and expenses associated to “CirCCUlar”, EBITDA would have expanded 10.2% and EBITDA margin by 117 bps.

In the International Business Operating segment, volumes posted a 5.3% expansion (2.0% increase when the volumes of AV in Paraguay are excluded), although Net sales contracted 8.9%, driven by 13.5% lower average prices in CLP. The decline in average prices in CLP was mainly due to the 42.2%[6] devaluation of the ARS against the USD, a challenging pricing scenario in Argentina, where prices grew below inflation, and negative mix effects. The volume expansion, excluding AV, was mainly explained by Argentina, fully driven by the water category, while beer volumes contracted in line with the industry. Regarding our other operations, Bolivia and Paraguay posted higher volumes, and Uruguay contracted low-single digit. Gross profit decreased 16.6%, and Gross margin contracted 382 bps. MSD&A expenses were down 19.2%, and as a percentage of Net sales decreased 552 bps. In all, EBITDA grew 73.1% from CLP 3,954 million to CLP 6,845 million, driven by all geographies.

The Wine Operating segment posted a top line expansion of 1.6%, mainly driven by a 4.8% rise in average prices while volumes were 3.0% lower. The higher average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets. Volumes contracted due to a 6.3% decrease in Chile domestic market, in line with the industry, partially offset by a 4.5% growth in exports. Gross profit decreased 1.6%, and Gross margin deteriorated by 128 bps due to cost pressures from a higher cost of wine and higher USD-linked packaging costs. MSD&A expenses rose 4.5%, and as a percentage of Net sales increased 78 bps due to higher marketing expenses. Altogether, EBITDA reached CLP 11,024 million, a 12.0% decrease, and EBITDA margin was down 224 bps.

Regarding our main JVs and associated businesses, in Colombia, we delivered low-double digit volume growth, outperforming the industry. We continue to build a robust brand portfolio and sales execution, which is the path to long-term volume and financial growth.

In summary, in 3Q25, our main Operating segment, Chile, continued in a trend of higher financial results and profitability in a context of soft industries and higher costs from “CirCCUlar”. The latter was boosted by gross margin improvements, efficiencies and lower prices in raw materials. The International Business operating segment posted higher EBITDA, although results were negatively affected by a challenging scenario in Argentina due to a sharp deceleration in consumption. The Wine Operating segment contracted EBITDA due to a higher cost of wine and a weak scenario in domestic markets while exports grew mid-single digits.

We will keep executing our 2025-2027 Strategic Plan and its three pillars, Profitability, Growth and Sustainability, with a special focus on Profitability, supported by both, revenue management efforts backed by our strong and diversified portfolio of brands, and efficiencies across all our operating segments.

[6] The ARS currency variation against the USD considers the end of period as of September 30, 2025, compared with the end of period as of September 30, 2024. Source: Central Bank of Argentina.

3Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 3)
•	Net sales were down 1.1%, fully driven by 2.2% lower average prices in CLP, while volumes expanded 1.2% (0.2% growth when AV is excluded). Average prices in CLP were as follow: (i) a 2.4% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by mix effects between categories; (ii) a 4.8% increase in the Wine Operating segment, mostly explained by a weaker CLP, and its favorable impact on export revenues, and revenue management initiatives in domestic markets; and (iii) a 13.5% contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, a challenging pricing scenario in this country, where prices grew below inflation, and negative mix effects. Volume growth breakdowns by Operating segments as follows: (i) a 0.6% contraction in the Chile Operating segment due to soft industries, mainly in alcoholic categories; (ii) a 5.3% increase in the International Business Operating segment (2.0% growth when AV is excluded), was mainly explained by Argentina, fully driven by the water category, while beer volumes contracted in line with the industry. Regarding our other operations, Bolivia and Paraguay posted higher volumes, and Uruguay contracted low-single digit, and (iii) a 3.0% contraction in the Wine Operating segment, explained by a 6.3% decrease in Chile domestic market, in line with the industry, partially offset by a 4.5% growth in exports.
•	Cost of sales grew 0.3%, while Cost of sales per hectoliter in CLP were 0.9% lower. The latter was due to a 7.4% decrease in CLP in the International Business Operating segment, mostly caused by a favorable translation effect, as in local currency COGS per hectoliters grew mainly due to a negative impact from the devaluation of the ARS against the USD in our cost base in Argentina. This was partially compensated by: (i) a 1.1% increase in the Chile Operating segment, mainly associated with higher costs from our PET recycling plant “CirCCUlar”, as isolating its impact, Cost of sales per hectoliter would have decreased 0.5%, due to lower prices in some raw materials such as sugar, fruit pulp, and malt; and efficiencies, and (ii) a 7.1% increase in the Wine Operating segment, from a higher cost of wine and higher USD-linked packaging costs.
•	Gross profit reached CLP 279,936 million, a 2.9% decrease, and Gross margin was lower by 79 bps.
•	MSD&A expenses were down 4.7% in CLP, fully explained by a 19.2% contraction in the International Business Operating segment, due to a favorable translation effect, as in local currency MSD&A expenses grew, and as a percentage of Net sales, MSD&A expenses improved 552 bps. In the Chile Operating segment, MSD&A expenses grew 3.2%, below inflation, in spite of higher marketing expenses, and as a percentage of Net sales, increased by 46 bps. The Wine Operating segment posted a 4.5% expansion, due to higher marketing expenses, resulting in a 78 bps increase, as percentage of Net sales.
•	EBIT reached CLP 36,392 million an expansion of 8.2%, due to the effects mentioned above.
•	EBITDA reached CLP 73,635 million, a 4.6% increase versus last year. This expansion was mostly driven by a 4.8% increase in the Chile Operating segment and, to a lesser extent, by a 73.1% rise in the International Business Operating segment. On the other hand, these higher results were partially compensated by the Wine Operating segment, which contracted 12.0%. Consolidated EBITDA margin, expanded 60 bps, from 10.6% to 11.2%.
•	Non-operating result totalized a loss of CLP 28,011 million in 3Q25 versus a loss of CLP 20,069 million last year. This was explained by: (i) a lower result by CLP 13,923 million in Foreign currency exchange differences, mainly explained by Argentina, as most of that lower result is partially offset with gains in Other gains/(losses) associated with a positive result in balance forward contracts in Chile, (ii) a higher loss in Equity and income of JVs and associated by CLP 4,826 million, generated by a lower financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria, and (iii) a lower result by CLP 2,607 million in Results as per adjustment units, explained by Argentina, due to accounting effects from being considered a hyperinflationary country. These effects were partially compensated by: (i) a higher gain in Other gains/(losses) by CLP 8,499 million, mostly caused by balance forward contracts, as mentioned above, and (ii) a lower loss in Net financial expenses by CLP 4,916 million, due to a lower debt in Chile and Argentina.
•	Income taxes reached a positive result of CLP 12,304 million versus a positive result of CLP 18,994 million last year. The lower positive result was mainly explained by a lower taxable income, mostly explained by Argentina, and deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes with a higher positive effect in 3Q24. (See Note 25 Income taxes to the financial statements as of September 30, 2025).
•	Net income reached a gain of CLP 15,496 million, versus a gain of CLP 29,548 million last year.

3Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – 9 MONTHS (Exhibit 2 & 4)

Comments below related to the consolidated and the International Business Operating segment consider organic[7] figures for volumes, Net sales, COGS and Gross profit; this is, excluding the consolidation of ADO in Argentina and AV in Paraguay[8]. MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

•	Net sales were up 1.6% organically, mostly driven by 1.0% higher organic average prices in CLP while volumes grew 0.6%. The breakdown of organic average prices in CLP was as follow: (i) a 4.4% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by mix effects in the portfolio, and (ii) a 4.1% increase in the Wine Operating segment, mostly explained by a weaker CLP, and its favorable impact on export revenues, and revenue management initiatives in domestic markets. These positive effects were in part compensated by a 7.6% contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, from the devaluation of the ARS against the USD, and a challenging pricing scenario in this country, with prices growing below inflation and negative mix effects. Volume growth was as follows: (i) a 0.1% contraction in the Chile Operating segment, in a context of soft industries, (ii) a 2.5% organic increase in the International Business Operating segment, where we are facing a challenging scenario in Argentina, and (iii) a 0.7% decrease in the Wine Operating segment, explained by a 6.3% decline in the Chilean domestic market, partially offset by a 7.2% growth in exports.
•	Cost of sales was up 2.1% organically, explained by a 1.5% higher Cost of sales per hectoliter in CLP. The latter was due to: (i) a 4.7% increase in the Chile Operating segment, related to an unfavorable packaging mix and higher manufacturing costs, mainly related with our PET recycling plant “CirCCUlar”, partially compensated by lower prices in raw materials such as sugar, fruit pulp, and malt. Isolating “CirCCUlar”, Cost of sales per hectoliter would have expanded 3.3%; and (ii) a 6.9% increase in the Wine Operating segment, mainly from a higher cost of wine and higher USD-linked packaging costs. These effects were partially offset by a 7.7% organic decrease in the International Business Operating segment, mostly caused by a translation effect, as in local currency Cost of sales per hectoliters grew due to inflationary pressures in Argentina.
•	Gross profit reached CLP 859,134 million organic, up by 1.0%; organic Gross margin was lower by 26 bps.
•	MSD&A expenses were up 4.1% in CLP, nearly fully explained by the consolidation of ADO in 3Q24, as, without such consolidation, MSD&A expenses decreased by 0.2%. As a percentage of Net sales improved 71 bps, mostly due to efficiencies. By Operating segment, MSD&A expenses were as follows: (i) a 2.7% expansion in the Chile Operating segment, below inflation, improving 54 bps as a percentage of Net sales due to efficiencies, (ii) a 7.9% increase in the International Business Operating segment, nearly fully explained by the consolidation of ADO, as, without such consolidation, MSD&A expenses contracted by 5.5%. As a percentage of Net sales, MSD&A expenses decreased 234 bps, and (iii) a 0.3% increase in the Wine Operating segment, resulting in a contraction of 86 bps measured as percentage of Net sales, due to efficiencies.
•	EBIT reached CLP 110,936 million in 3Q25, expanding 15.2% versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBIT contracted 11.2% when this non-recurring gain is included).
•	EBITDA reached CLP 225,007 million, a 9.9% increase versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBITDA contracted 3.6% when this non-recurring gain is included). This expansion was driven by a 8.9% jump in the Chile Operating segment and a 163.0% expansion in the International Business Operating segment, while the Wine Operating segment was down 2.4%.
•	Non-operating result totalized a loss of CLP 84,952 million versus a negative result of CLP 62,848 million last year. The higher loss was explained by: (i) a higher loss by CLP 9,825 million in Results as per adjustment units, mainly in Argentina, due to accounting effects from being considered a hyperinflationary country, (ii) a higher loss in Equity and income of JVs and associated by CLP 6,514 million, generated by a lower financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria, (iii) a larger loss in Other gains/(losses) by CLP 4,219 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is partially offset in Foreign currency exchange differences in Chile, and (iv) a lower result in Foreign currency exchange differences by CLP 3,985 million explained by Argentina. These effects were partially compensated by a better result in Net financial expenses by CLP 2,437 million due to a lower debt in Chile and Argentina.
•	Income taxes reached a positive result of CLP 44,978 million versus a positive result of CLP 32,274 million last year. The lower taxes were mainly explained by a lower taxable income, partially compensated by deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes with a higher positive impact in 2024. (See Note 25 Income taxes to the financial statements as of September 30, 2025).
•	Net income reached a gain of CLP 62,056 million, contracting 5.8% versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (Net income contracted 28.5% when this non-recurring gain is included).

[7] Organic variations isolate ADO’s accumulated figures as of June 2025 and AV accumulated figures as of September 2025.

[8] In 3Q24 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Thus, ADO operation is considered organic in 3Q25, by being fully added in last year’s comparison figures in 3Q24. Regarding AV, where necessary, volume figures are isolated in certain sections of this report to provide further clarity on performance.

3Q25 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – THIRD QUARTER

CHILE OPERATING SEGMENT

In terms of our segments, in the Chile Operating segment top line expanded 1.8%, as a result of a 2.4% increase in average prices, partially offset by 0.6% lower volumes. Higher average prices were explained by revenue management efforts, in all categories, offset by mix effects between categories. Volumes were below last year due to soft industries, mainly in alcoholic categories. Gross profit and Gross margin expanded 3.6% and 75 bps, respectively, due to lower cost pressures related to favorable prices in some raw materials, which compensated higher costs from our PET recycling plant “CirCCUlar”. MSD&A expenses grew 3.2%, below inflation, and as a percentage of Net sales, increased 46 bps, due to phasing in marketing expenses. Altogether, EBITDA reached CLP 62,756 million, a 4.8% increase, and EBITDA margin expanded 41 bps. Isolating costs and expenses associated to “CirCCUlar”, EBITDA would have expanded 10.2% and EBITDA margin by 117 bps.

We announced in April this year that we would be celebrating our 175th Anniversary. As one of the ten oldest companies in Chile, CCU launched nationwide a new campaign named "175 Años Juntos". Throughout its history, CCU has cultivated a truly creative and strategic vocation for building brands that have accompanied generations and, in many cases, have become part of the country's cultural imagination. This attribute is well recognized in its brand reputation.

Within Our People Pillar of our Sustainability Strategy, once again CCU obtained the first place in the beverage sector for attracting talent in Chile, according to the 12th edition of the Merco Talento Chile ranking, one of the most renown rankings in Chile which considers professional development, internal promotion, work-life balance, equal opportunities and the reputation of senior management, among others variables.

We continued adding innovations aligned to new trends. Among them, Rockstar Sandía Punch, a new refreshing flavor in the energy drink category, as well as Gatorade Limón, a balanced citrus flavor in the sport drinks category.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, volumes posted a 5.3% expansion (2.0% increase when the volumes of AV in Paraguay are excluded), although Net sales contracted 8.9%, driven by 13.5% lower average prices in CLP. The decline in average prices in CLP was mainly due to the 42.2%[9] devaluation of the ARS against the USD, a challenging pricing scenario in Argentina, where prices grew below inflation, and negative mix effects. The volume expansion, excluding AV, was mainly explained by Argentina, fully driven by the water category, while beer volumes contracted in line with the industry. Regarding our other operations, Bolivia and Paraguay posted higher volumes, and Uruguay contracted low-single digit. Gross profit decreased 16.6%, and Gross margin contracted 382 bps. MSD&A expenses were down 19.2%, and as a percentage of Net sales decreased 552 bps. In all, EBITDA grew 73.1% from CLP 3,954 million to CLP 6,845 million, driven by all geographies.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line expansion of 1.6%, mainly driven by a 4.8% rise in average prices while volumes were 3.0% lower. The higher average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets. Volumes contracted due to a 6.3% decrease in Chile domestic market, in line with the industry, partially offset by a 4.5% growth in exports. Gross profit decreased 1.6%, and Gross margin deteriorated by 128 bps due to cost pressures from a higher cost of wine and higher USD-linked packaging costs. MSD&A expenses rose 4.5%, and as a percentage of Net sales increased 78 bps due to higher marketing expenses. Altogether, EBITDA reached CLP 11,024 million, an 12.0% decrease, and EBITDA margin was down 224 bps.

[9] The ARS currency variation against the USD considers the end of period as of September 30, 2025, compared with the end of period as of September 30, 2024. Source: Central Bank of Argentina

3Q25 PRESS RELEASE

THIRD QUARTER’S 2025 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss third quarter 2025 operating results on November 6, 2025, at 12:30 pm SCL time where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA +1 718 866 4614

Brazil +55 612 017 1549

Chile +56 228 401 484

Mexico +52 55 1168 9973

UK       +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non-Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. and La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

3Q25 PRESS RELEASE

ARS / CLP / USD

Argentine peso / Chilean peso / United States Dollar

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

3Q25 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2025)
Third Quarter	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	658,628	665,823	(1.1)
Cost of sales	(378,692)	(377,539)	0.3
% of Net sales	57.5	56.7	79 bps
Direct costs	(288,182)	(287,874)	0.1
Manufacturing costs	(90,510)	(89,665)	0.9
Gross profit	279,936	288,285	(2.9)
% of Net sales	42.5	43.3	(79) bps
MSD&A	(242,434)	(254,461)	(4.7)
% of Net sales	36.8	38.2	(141) bps
Other operating income/(expenses)	(1,110)	(195)	(468.9)
EBIT	36,392	33,629	8.2
EBIT margin %	5.5	5.1	47 bps
Net financial expenses	(14,938)	(19,853)	(24.8)
Equity and income of JVs and associated	(5,357)	(531)	909.2
Foreign currency exchange differences	(9,350)	4,573	(304.5)
Results as per adjustment units	(2,553)	54	(4,821.3)
Other gains/(losses)	4,187	(4,312)	(197.1)
Non-operating result	(28,011)	(20,069)	39.6
Income/(loss) before taxes	8,381	13,560	(38.2)
Income taxes	12,304	18,994	(35.2)
Net income for the period	20,686	32,554	(36.5)

Net income attributable to:
The equity holders of the parent	15,496	29,548	(47.6)
Non-controlling interest	(5,189)	(3,005)	72.7

EBITDA	73,635	70,431	4.6
EBITDA margin %	11.2	10.6	60 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	41.9	80.0	(47.6)
Earnings per ADR (CLP)	83.9	159.9	(47.6)

Depreciation	37,243	36,802	1.2
Capital Expenditures	43,580	34,571	26.1

3Q25 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2025)
YTD as of September	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	2,056,212	1,936,489	6.2
Cost of sales	(1,157,263)	(1,085,964)	6.6
% of Net sales	56.3	56.1	20 bps
Direct costs	(876,136)	(831,602)	5.4
Manufacturing costs	(281,127)	(254,362)	10.5
Gross profit	898,949	850,525	5.7
% of Net sales	43.7	43.9	(20) bps
MSD&A	(788,911)	(758,114)	4.1
% of Net sales	38.4	39.1	(78) bps
Other operating income/(expenses)	898	32,576	(97.2)
EBIT	110,936	124,987	(11.2)
EBIT margin %	5.4	6.5	(106) bps
Net financial expenses	(36,367)	(38,805)	(6.3)
Equity and income of JVs and associated	(12,940)	(6,426)	101.4
Foreign currency exchange differences	(7,877)	(3,893)	102.4
Results as per adjustment units	(15,045)	(5,221)	188.2
Other gains/(losses)	(12,723)	(8,504)	49.6
Non-operating result	(84,952)	(62,848)	35.2
Income/(loss) before taxes	25,983	62,138	(58.2)
Income taxes	44,978	32,274	39.4
Net income for the period	70,961	94,412	(24.8)

Net income attributable to:
The equity holders of the parent	62,056	86,791	(28.5)
Non-controlling interest	(8,905)	(7,621)	16.9

EBITDA	225,007	233,316	(3.6)
EBITDA margin %	10.9	12.0	(111) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24[5]
EBIT	110,936	96,318	15.2
EBIT margin %	5.4	5.0	42 bps
EBITDA	225,007	204,647	9.9
EBITDA margin %	10.9	10.6	37 bps
Net income (attributable to equity holders of the parent)	62,056	65,863	(5.8)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	167.9	234.9	28.5
Earnings per ADR (CLP)	335.9	469.8	28.5

Depreciation	114,071	108,329	5.3
Capital Expenditures	112,809	118,508	(4.8)

3Q25 PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2025)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %

Volumes	5,096	5,127	(0.6)	2,650	2,517	5.3	357	368	(3.0)	(17)	(21)	(17.2)	8,086	7,991	1.2
Net sales	434,114	426,414	1.8	161,979	177,834	(8.9)	75,991	74,774	1.6	(13,456)	(13,199)	1.9	658,628	665,823	(1.1)
Net sales (CLP/HL)	85,183	83,174	2.4	61,123	70,648	(13.5)	212,928	203,159	4.8				81,453	83,319	(2.2)
Cost of sales	(243,986)	(242,853)	0.5	(94,693)	(97,161)	(2.5)	(46,373)	(44,673)	3.8	6,361	7,149	(11.0)	(378,692)	(377,539)	0.3
% of Net sales	56.2	57.0	(75) bps	58.5	54.6	382 bps	61.0	59.7	128 bps				57.5	56.7	79 bps
Direct costs	(192,169)	(192,168)	0.0	(65,500)	(68,306)	(4.1)	(37,177)	(35,157)	5.7	6,664	7,757	(14.1)	(288,182)	(287,874)	0.1
Manufacturing costs	(51,816)	(50,685)	2.2	(29,194)	(28,855)	1.2	(9,196)	(9,517)	(3.4)	(303)	(607)	50.0	(90,510)	(89,665)	0.9
Gross profit	190,128	183,561	3.6	67,286	80,673	(16.6)	29,617	30,101	(1.6)	(7,095)	(6,050)	17.3	279,936	288,285	(2.9)
% of Net sales	43.8	43.0	75 bps	41.5	45.4	(382) bps	39.0	40.3	(128) bps				42.5	43.3	(79) bps
MSD&A	(149,493)	(144,894)	3.2	(70,052)	(86,719)	(19.2)	(21,903)	(20,966)	4.5	(986)	(1,881)	47.6	(242,434)	(254,461)	(4.7)
% of Net sales	34.4	34.0	46 bps	43.2	48.8	(552) bps	28.8	28.0	78 bps				36.8	38.2	(141) bps
Other operating income/(expenses)	(133)	714	(118.6)	(1,262)	(1,680)	24.9	167	141	18.5	118	630	(81.3)	(1,110)	(195)	(468.9)
EBIT	40,502	39,381	2.8	(4,028)	(7,726)	(47.9)	7,881	9,275	(15.0)	(7,963)	(7,302)	9.1	36,392	33,629	8.2
EBIT margin	9.3	9.2	9 bps	(2.5)	(4.3)	186 bps	10.4	12.4	(203) bps				5.5	5.1	47 bps
EBITDA	62,756	59,880	4.8	6,845	3,954	73.1	11,024	12,521	(12.0)	(6,990)	(5,924)	(18.0)	73,635	70,431	4.6
EBITDA margin	14.5	14.0	41 bps	4.2	2.2	200 bps	14.5	16.7	(224) bps				11.2	10.6	60 bps

3Q25 PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2025)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %

Volumes	16,116	16,129	(0.1)	8,288	5,859	41.5	2.5	1,014	1,022	(0.7)	(53)	(57)	(6.4)	25,365	22,953	10.5	0.6
Net sales	1,339,156	1,283,967	4.3	546,337	483,089	13.1	(5.2)	212,456	205,664	3.3	(41,736)	(36,231)	15.2	2,056,212	1,936,489	6.2	1.6
Net sales (CLP/HL)	83,094	79,606	4.4	65,920	82,453	(20.1)	(7.6)	209,504	201,295	4.1				81,065	84,368	(3.9)	1.0
Cost of sales	(749,997)	(716,946)	4.6	(301,225)	(266,762)	12.9	(5.4)	(131,708)	(124,093)	6.1	25,666	21,837	17.5	(1,157,263)	(1,085,964)	6.6	2.1
% of Net sales	56.0	55.8	17 bps	55.1	55.2	(8) bps	(7) bps	62.0	60.3	166 bps				56.3	56.1	20 bps	26 bps
Direct costs	(594,103)	(575,052)	3.3	(205,356)	(184,529)	11.3	(7.6)	(102,153)	(95,681)	6.8	25,476	23,660	7.7	(876,136)	(831,602)	5.4	1.2
Manufacturing costs	(155,894)	(141,894)	9.9	(95,868)	(82,233)	16.6	(0.3)	(29,555)	(28,412)	4.0	189	(1,823)	(110.4)	(281,127)	(254,362)	10.5	5.1
Gross profit	589,158	567,020	3.9	245,112	216,327	13.3	(5.1)	80,748	81,571	(1.0)	(16,070)	(14,394)	11.6	898,949	850,525	5.7	1.0
% of Net sales	44.0	44.2	(17) bps	44.9	44.8	8 bps	7 bps	38.0	39.7	(166) bps				43.7	43.9	(20) bps	(26) bps
MSD&A	(458,515)	(446,605)	2.7	(263,411)	(244,220)	7.9		(61,946)	(61,735)	0.3	(5,040)	(5,554)	(9.2)	(788,911)	(758,114)	4.1
% of Net sales	34.2	34.8	(54) bps	48.2	50.6	(234) bps		29.2	30.0	(86) bps				38.4	39.1	(78) bps
Other operating income/(expenses)	313	1,523	(79.5)	(1,661)	(1,300)	(27.8)		762	482	58.1	1,484	31,871	(95.3)	898	32,576	(97.2)
EBIT	130,956	121,938	7.4	(19,960)	(29,193)	(31.6)		19,564	20,318	(3.7)	(19,625)	11,923	(264.6)	110,936	124,987	(11.2)
EBIT margin	9.8	9.5	28 bps	(3.7)	(6.0)	239 bps		9.2	9.9	(67) bps				5.4	6.5	(106) bps
EBITDA	199,461	183,200	8.9	14,936	5,679	163.0		28,902	29,607	(2.4)	(18,292)	14,829	(223.3)	225,007	233,316	(3.6)
EBITDA margin	14.9	14.3	63 bps	2.7	1.2	156 bps		13.6	14.4	(79) bps				10.9	12.0	(111) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24[5]
EBIT	130,956	121,938	7.4	(19,960)	(29,193)	(31.6)		19,564	20,318	(3.7)	(19,625)	(16,746)	(17.2)	110,936	96,318	15.2
EBITDA	199,461	183,200	8.9	14,936	5,679	163.0		28,902	29,607	(2.4)	(18,292)	(13,839)	(32.2)	225,007	204,647	9.9
EBITDA margin	14.9	14.3	63 bps	2.7	1.2	156 bps		13.6	14.4	(79) bps				10.9	10.6	37 bps

3Q25 PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2025	2024
	(CLP million)
ASSETS
Cash and cash equivalents	498,785	707,123
Other current assets	953,947	1,064,144
Total current assets	1,452,731	1,771,267

PP&E (net)	1,450,360	1,522,708
Other non current assets	694,589	695,742
Total non current assets	2,144,950	2,218,450
Total assets	3,597,681	3,989,717

LIABILITIES
Short term financial debt	170,562	165,654
Other liabilities	533,613	694,353
Total current liabilities	704,175	860,006

Long term financial debt	1,126,022	1,274,014
Other liabilities	146,846	183,181
Total non current liabilities	1,272,867	1,457,195
Total Liabilities	1,977,042	2,317,202

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(76,725)	(3,288)
Retained earnings	994,674	965,778
Total equity attributable to equity holders of the parent	1,480,642	1,525,183
Non - controlling interest	139,997	147,332
Total equity	1,620,639	1,672,515
Total equity and liabilities	3,597,681	3,989,717

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,296,584	1,439,668

Net Financial Debt	797,799	732,545

Liquidity ratio	2.06	2.06
Total Financial Debt / Capitalization	0.44	0.46
Net Financial Debt / EBITDA(1)	1.96	1.76

(1) Figure as of December 31, 2024, includes a non-recurring gain from the sale of a portion of land in Chile in 2Q24 with an impact on EBITDA by CLP 28,669 million. Excluding this gain, Net Financial Debt / EBITDA reached 1.89x.

3Q25 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
Third Quarter	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the period	511,260	636,539
Net cash inflows from operating activities	15,075	46,670
Net cash (outflow) from investing activities	(50,519)	(32,734)
Net cash (outflow) flow from financing activities	15,292	(22,730)
Net (decrease) increase in cash and cash equivalents	(20,152)	(8,794)
Effects of exchange rate changes on cash and cash equivalents	7,676	(28,466)
Increase (decrease) in cash and cash equivalents	(12,476)	(37,260)
Cash and cash equivalents at end of the period	498,785	599,279

	As of September 30 of
YTD September	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the year	707,123	618,154
Net cash inflows from operating activities	113,244	133,354
Net cash (outflow) from investing activities	(115,999)	(78,008)
Net cash (outflow) flow from financing activities	(173,744)	(67,176)
Net (decrease) increase in cash and cash equivalents	(176,498)	(11,830)
Effects of exchange rate changes on cash and cash equivalents	(31,840)	(7,045)
Increase (decrease) in cash and cash equivalents	(208,338)	(18,875)
Cash and cash equivalents at end of the period	498,785	599,279

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Third Quarter	2025	2024
	(CLP million)
Consolidated EBITDA	73,635	70,431
Impact of IAS 29 in accumulated results in Argentina	(452)	(22)
Impact of IAS 29 in the International Business Operating segment	(350)	(1)
Impact of IAS 29 in the Wine Operating segment	(102)	(21)
Consolidated EBITDA excluding the impact of IAS 29	74,088	70,453

Third Quarter	2025	2024
	(CLP million)
Consolidated EBIT	36,392	33,629
Impact of IAS 29 in accumulated results in Argentina	399	102
Impact of IAS 29 in the International Business Operating segment	459	118
Impact of IAS 29 in the Wine Operating segment	(60)	(16)
Consolidated EBIT excluding the impact of IAS 29	35,994	33,527

Page 13 of 13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 5, 2025